GRAHAM & DUNN PC

BART BARTHOLDT
(206) 340-9647
bbartholdt@grahamdunn.com

December 21, 2005

Via Federal Express

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attn: Mr. Jay Williamson
      Division of Corporation Finance

Re: **Canyon Bancorporation**
       Offering Statement on Form 1-A
       File No. 24-10129
       Filed September 29, 2005

Ladies and Gentlemen:

On behalf of Canyon Bancorporation (the "Company"), we are enclosing seven (7) duly executed copies, one of which has been manually signed, of Amendment No. 2 to the Company's Offering Statement on Form 1-A. Amendment No. 2 has been revised pursuant to the comments that we received from the Commission by letter dated December 7, 2005. The Company provided responses to the December 7, 2005 comment letter to Mr. Jay Williamson of the Staff on December 15, 2005. A copy of that correspondence is attached for your convenience. Mr. Williamson indicated in a telephone conversation on December 16, 2005 that the Company's responses to the Commission's December 7, 2005 comment letter had been reviewed and determined to be acceptable.

Also included is an originally executed letter from the President and Chief Executive Officer of the Company, requesting qualification of the Offering Statement, effective December 27, 2005, pursuant to Rule 252(g) promulgated under the Securities Act of 1933.

A redlined copy of Amendment No. 2 is also enclosed for your convenience. Per my telephone conversation with Mr. Williamson today, we will submit a courtesy copy of the Company's Offering Circular after it has been printed and prepared for distribution.

Please direct any comments or questions to me (206-340-9647) or in my absence to Stephen M. Klein (206-340-9648).

Pier 70
2801 Alaskan Way ~ Suite 300
Seattle WA 98121-1128
Tel 206.624.8300
Fax 206.340.9599
www.grahamdunn.com

SEATTLE ~ PORTLAND ~ TACOMA

Thank you for your assistance.

Sincerely,

GRAHAM & DUNN PC

Bart Bartholdt

BEB/beb
Enclosures
cc: Mr. John Reynolds, Securities and Exchange Commission (w/Encl) (Via FedEx)
       Mr. Brian Bhandari, Securities and Exchange Commission (w/Encl) (Via FedEx)
       Canyon Bancorporation (w/ Encl)
       McGladrey & Pullen, LLP (w/ Encl)
M33048-665643